Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a transcript of Peggy Johnson’s interview with Fox Business, in which the proposed business combination between Churchill Capital Corp XI (“Churchill”) and Agility Robotics, Inc. (“Agility”) is discussed.

Mornings with Maria ● July 9, 2026

Speakers: Maria Bartiromo (Fox Business anchor) and Peggy Johnson (CEO, Agility Robotics)

MARIA BARTIROMO: The humanoid robot race is heating up. One of the industry’s biggest players is headed to Wall Street. Agility Robotics, the company behind humanoid robot Digit, is preparing to go public through a SPAC with Churchill Capital Corp XI, valuing the company at about $2.5 billion. Now, the robot Digit already operates with customers in real-world environments, including Amazon, GXO, Toyota Canada and Germany’s Schaeffler. Joining me now is Agility Robotics CEO Peggy Johnson. Peggy, good morning. Congratulations on the upcoming IPO and taking the company public. You’ll be raising new money, what are the plans for that money? Why go public now?

PEGGY JOHNSON: Well, we have over $300 million in booked orders right now, and we’d like to accelerate that. We have a large and growing pipeline of customers who need robots. They need a solution to their labor shortages.

MARIA: So, tell me about the robots and where they’re filling roles in this labor shortage.

PEGGY JOHNSON: The robots are humanoid, and they step into dirty, very repetitive and sometimes dangerous jobs that are very hard to fill. These are tasks like lifting things over and over again, which can be very injury-prone. Digit helps companies keep their production levels and their output up in areas where humans generally do not want those jobs.

MARIA: So, these are filling a need where it is a dirty job. But there is also this fear that robots are taking over our jobs, and that companies across the world are racing to put robots in place in the workforce and firing humans. Digit has already clocked more than 65,000 hours of operation across nine states. That is pretty incredible.

PEGGY JOHNSON: These are jobs that are unfilled. Humans generally do not want them. We have a retiring workforce in manufacturing, younger generations do not want these jobs, and we also have reshoring going on. That has created a gap of about a million jobs in the U.S., and it was only about half a million a few years ago. The number is growing.

MARIA: That is a rising number, and it certainly is enabling companies to do more. We’re looking at a shot of one robot right now. Tell us what these robots look like in a practical way. Is it just a machine next to you, or are they increasingly trying to take on humanoid looks?

PEGGY JOHNSON: We say we are human-centric. We did not set out to build a facsimile of a human at all. We said, what is the job that needs to be done, and what type of device can fill that best? For instance, we do not have five-finger hands. We have grippers, because those are the right tool for lifting heavy things over and over again.

MARIA: These robots are designed to take on repetitive and physically demanding tasks in places like warehouses and manufacturing facilities. But of course, the concern is that the rise of robots will displace human workers. During our special AI Week, we had Betsy Atkins, who sits on the boards of many companies, saying that sometimes these agentic AI assistants can behave unpredictably, and safety is a big part of this.

PEGGY JOHNSON: Right now, all humanoids have to operate inside of a work cell at these facilities, cordoned off from humans, just like any other big, heavy automation. By the end of this year, though, Agility will have solved for bringing robots outside of the work cell so they can walk through these facilities in a safe manner while keeping humans safe as they come in close proximity.

MARIA: So, what does being safe mean specifically with the robot?

PEGGY JOHNSON: They are large automated devices with arms and limbs that are powerful enough to lift 50 pounds over and over again, all day long, for three shifts. So that type of device needs to be kept safe from humans. We will be able to walk in close proximity to humans by the end of this year through cooperative safety.

MARIA: What industries beyond warehouses and manufacturing do you believe will adopt robots first? Are there areas you think are more ripe than others?

PEGGY JOHNSON: Any industry that is moving heavy material through its facilities. One that is really rising up is the automotive industry. They have a lot of this type of work, and they can’t find workers to step in and do it. It is generally part of someone’s job that they like the least. So we see the automotive industry as very interested.

MARIA: Everybody is talking about AI. We’re doing AI every single day. What is AI enabling in these robots today that was not possible a year ago?

PEGGY JOHNSON: Generally, robots need to learn their tasks, and AI has supercharged that. We used to have an engineer write a program that directed where the robot would go. Now AI can help us teach the robot new skills very, very quickly and improve coordination and that sort of thing.

MARIA: How heavy is the robot? Are we talking about 100 pounds, 150 pounds?

PEGGY JOHNSON: Our robot is about 200 pounds.

MARIA: Two hundred pounds. So that speaks to the safety issue. You are operating with a 200-pound machine next to you, with arms and legs doing all sorts of things.

PEGGY JOHNSON: Correct. That is why you have to be very careful.

MARIA: I’m glad you brought up the safety issue, because that is critical. Anthropic CEO Dario Amodei published a memo warning that AI will drive labor market disruption, saying it could be longer and bigger than people expect, and certainly lasting longer than previous technological shifts. Peggy, what is your reaction to that? What are you expecting in terms of change in the workforce as a result of all of this?

PEGGY JOHNSON: We see robots as a tool to augment humans and give them more time to do higher-value work rather than this very manual work. It is also going to open up a number of new jobs. Robots need to be monitored. They need to be maintained. They need to be manufactured. All of that will require humans.

MARIA: This is really the industrial side of this, right? But the idea that all of us will want our own assistant, our own robot, is out there right now. What is the cost of these robots? If you wanted to buy your own assistant that is a machine with you doing these repetitive tasks, how much would that cost?

PEGGY JOHNSON: We offer robots-as-a-service, so it is a monthly fee. We offer it at a discount to fully burdened human labor, so companies that adopt can see ROI from day one if they could have found a human to take the role, and that has been the challenge.

MARIA: So you are paying monthly. It is a service. You’re not buying it outright. The other day on the show, someone said you’ll be able to buy a robot for $40,000, and you can buy a car for $50,000. Do you agree with that?

PEGGY JOHNSON: Over time, definitely.

MARIA: The other question is around the future of manufacturing. The administration wants defense, pharmaceuticals and other supply chains brought back. Can that only be done efficiently with robotics?

PEGGY JOHNSON: I believe so, because already there is an existential problem with the lack of humans to fill the roles in manufacturing. As we onshore, that burden will only get higher. That will grow, and we will need further automation, including robots.

MARIA: What are you expecting in terms of reception from companies? Tell us about the booked orders that you mentioned earlier. Who is buying?

PEGGY JOHNSON: These are industrial companies that have labor gaps, and they see this as a way to prevent their output and production from being impacted. They want to ensure they can continue to produce at the levels they are at right now, and they see a gap where they are not able to find these workers.

MARIA: This is a new world, Peggy. How did you get involved in this?

PEGGY JOHNSON: I have always loved hardware, and to me this seems very much like the start of quite a disruptive new era for humans, but a good one. It will be helping them out.

MARIA: They’re calling it a re-industrial revolution, what we’re seeing underway. What a moment in time, Peggy. Thank you.

PEGGY JOHNSON: Thanks, Maria.

MARIA: Great moment to be alive, that’s for sure. Peggy Johnson, we will be watching Agility.

***

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Agility stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: statements relating to, without limitation: our ability to consummate the Merger and PIPE Investment and the satisfaction or waiver of the closing conditions set forth in the Merger Agreement and Subscription Agreement; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement or Subscription Agreements; projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the potential for share price appreciation; the expected timing of announcement and close of the potential transaction; Agility’s economic opportunity and total addressable market; the expected amount of gross transaction proceeds and the planned pre-money valuation of Agility; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transactions; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Agility’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which Agility competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds.

The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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